December 22, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C.  20549

Dear Mr. Rosenberg:

Thank you for your comment letter dated November 21, 2008 regarding our Form 10-K for the fiscal year ended August 31, 2008 (File Number 001-00604).  We submit the following in response to your comments (the text of which is included for clarity):

Comment:

Notes to Consolidated Financial Statements

(1) Summary of Major Accounting Policies

Description of Business, page 12

1.
You disclosed that you are principally engaged in the retail drugstore business and have one reportable segment.  However, you disclosed in your first risk factor that the retail drugstore and pharmacy benefit industries are highly competitive and that further increases in competition could adversely affect you.  You also disclosed in your MD&A that gross margin was negatively impacted by non-retail businesses that presumably represents your pharmacy benefit services that have lower margins and are becoming a greater part of your total business.  Please tell us the following:

•	What are your operating segments;

•	How you determined that the economic characteristics of the operating segments and each of the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar; and

•
How the chief operating decision maker evaluates the operations of the pharmacy benefit services and why, at a minimum, you do not disclose the retail drugstore and pharmacy benefit services as separate reportable segments.

Response:

We have three operating segments that are reviewed by the chief operating decision maker (CODM): Drug Stores, Walgreens Health Services (WHS) and Health and Wellness.  Each operating segment has a segment manager who is directly accountable to and maintains regular contact with the CODM.  The segment manager routinely discusses the operating activities, financial results and forecasts of the segment with the CODM.  For the year ended August 31, 2008, revenue from pharmacy benefit management services represented less than 4% of the WHS operating segment and less than 1% of total revenue.  Additionally, pharmacy benefit management services had an insignificant effect on overall gross margins and operating income.

We have determined our operating segments in accordance with SFAS 131 paragraph 10, which states:

An operating segment is a component of an enterprise:

A.	That engages in business activities from which it may earn revenues and incur expenses,
B.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
C.	For which discrete financial information is available.

The Drug Store operating segment accounted for 95% of our total revenues, substantially all of our operating income and over 87% of our total assets for the year ended August 31, 2008.  No other operating segment was greater than 10% of total assets.  While the CODM reviews the results of operations for each segment, he does not regularly evaluate the assets of each operating segment to assess the performance of, or make decisions about the allocation of resources to, the operating segments.  Based upon these facts, we do not believe that the WHS or Health and Wellness operating units are material to our operations either individually or in the aggregate.  In addition, they do not meet the qualitative criteria for separate reporting under paragraph 18 of SFAS 131.  Therefore, we have not conducted a detailed analysis of the aggregation criteria discussed in paragraph 17 of SFAS 131 due to the immateriality of each of these operating segments.

While we are not required to separately report the results of our operating segments, we have disclosed in our Management’s Discussion and Analysis that the impact of non-retail businesses have impacted our margins negatively.  We felt that the disclosure helped our readers understand how our recent acquisitions of Option Care, Inc. in August of 2007, I-trax, Inc. in April of 2008 and Whole Health Management in May of 2008 have impacted our consolidated results, specifically gross margin.

We will continuously monitor the materiality of each of our operating segments.  As disclosed in our August 31, 2008 Form 10-K, we have announced company-wide strategic initiatives to broaden access to our products and services, enhance the customer experience for our shoppers, patients and payors, and reduce costs to improve productivity.  These strategies are intended to enable us to provide the most convenient access to consumer goods and services, and pharmacy, health and wellness services; offer a consistent customer experience across all channels; and ensure that cost, culture and capabilities support and enable our strategies.  As they are implemented, these strategic initiatives may change the operational organization of the business and the way it is reviewed by the CODM.

Revenue Recognition, page 13

2.
You describe the various pharmacy benefit management services that you provide in your corporate website.  Please disclose your revenue recognition policy for your pharmacy benefit management services.  Please refer to SAB 104.

Response:

In determining how we record revenue for our PBM services (which is included in our WHS operating segment) we referred to SAB 104.  In SAB 104, the SEC instructs registrants to consider whether the registrant:

•	Acts as principal in the transaction,
•	Takes title to the products,
•	Has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, or
•	Acts as agent or broker, including performing services, in substance as an agent or broker, with compensation on a commission or fee basis.

The services we provide to our pharmacy benefit management (PBM) clients include: plan set-up, claims adjudication with network pharmacies, formulary management, and pharmacy reimbursement services.  Our PBM enters into agreements with network pharmacies to provide prescription drugs at negotiated rates for our PBM client members.  These network pharmacies include, but are not limited to, retail pharmacies owned by us (our pharmacies represent approximately 10% of the total network).  We act as the processor and adjudicator with respect to the prescription pharmacy transaction.  We do not act as a principal with respect to the cost of the drugs dispensed, but instead validate the information processed on behalf of our client.  We do not take title to, or risk of ownership with respect to, the prescription product.  Pharmacy contracts specifically state that we do not have an obligation to pay the network pharmacy supplying the prescription product until the client pays us.  Furthermore, we do not take the risk of defective product or professional liability of the pharmacists in the network pharmacies.  Therefore, we have concluded that net reporting is appropriate for claims costs and correspondingly record as net sales only the differential between the amount receivable from the client and the amount owed to the network pharmacy.  We act as an agent to our clients with respect to administrative fees for claims adjudication and other ancillary services.  Those service fees are recognized as revenue.

We intend to include the following disclosure in the Summary of Major Accounting Policies in the Notes to Consolidated Financial Statements of our next Form 10-K filing:

The services the Company provides to our pharmacy benefit management (PBM) clients include: plan set-up, claims adjudication with network pharmacies, formulary management, and reimbursement services.  Through its PBM the Company acts as an agent in administering pharmacy reimbursement contracts and does not assume credit risk.  Therefore, revenue is recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy.  We act as an agent to our clients with respect to administrative fees for claims adjudication.  Those service fees are recognized as revenue.

Other

Transaction with McKesson Corporation

3.
We note the Company’s October 21, 2008 press release announcing a definitive agreement with McKesson Corporation to acquire McKesson’s specialty pharmacy operations.  It is our understanding that the terms of the agreement have not been disclosed, nor has the definitive acquisition agreement been filed with the Commission.  Please confirm whether the terms of the agreement with McKesson have been made public and, if not, briefly explain your rationale for not making this disclosure.  Additionally, tell us why you did not file a Form 8-K.

Response:

We have not made public the terms of our agreement to acquire McKesson’s specialty pharmacy business.  We determined that we were not required to disclose the completion of this acquisition pursuant to Item 2.01 of Form 8-K and that the acquisition agreement did not constitute a “material contract” requiring disclosure pursuant to Item 1.01 of Form 8-K or filing as an exhibit pursuant to Item 601(b)(2) or (10) of Regulation S-K.

Analysis under Item 2.01 of Form 8-K

Item 2.01 requires disclosure with respect to the completion of an acquisition of “a significant amount of assets, otherwise than in the ordinary course of business”.  Under Instruction 4 to Item 2.01 of Form 8-K, an acquisition is deemed to involve a significant amount of assets:

(i)
if the registrant’s and its other subsidiaries’ equity in the net book value of such assets or the amount paid or received for the assets upon such acquisition or disposition exceeded 10% of the total assets of the registrant and its consolidated subsidiaries; or

(ii)	if it involved a business (as defined in Rule 11-01(d) of Regulation S-X) that is significant (as defined in Rule 11-01(b) of Regulation S-X).

Our total consolidated assets as of August 31, 2008, the end of our most recently completed fiscal period prior to our agreement with McKesson, were $22.4 billion. The total acquisition consideration paid to McKesson in connection with this acquisition was substantially less than 5% of that amount.  Therefore, the first test for significance under Item 2.01 of Form 8-K was not satisfied.

Rule 11-01(b) of Regulation S-X provides that a business combination is considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w), substituting 20% for 10% in each place it appears therein.  Under Rule 1-02(w), as modified by Rule 11-01(b), a subsidiary is deemed significant if it meets any of the following tests:

(i)
the registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(ii)
the registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(iii)
the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

As noted above, the consideration we paid to acquire McKesson’s specialty pharmacy business was substantially less than 5% of our consolidated total assets as of August 31, 2008.  Therefore, the first test under Rule 1-02(w), as modified by Rule 11-01(b), was not satisfied.

The value of the total assets of the acquired business was also substantially less than 5% of our consolidated total assets as of August 31, 2008.  Therefore, the second test under Rule 1-02(w), as modified by Rule 11-01(b), was not satisfied.

Furthermore, in its most recently completed fiscal year prior to the acquisition, the acquired specialty pharmacy business recorded a loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle.  The loss was immaterial compared to our $3.4 billion income from continuing operations before income taxes for the year ended August 31, 2008.  Therefore, the third test under Rule 1-02(w), as modified by Rule 11-01(b), was not satisfied.

Material Contract Analysis

Item 1.01 of Form 8-K requires disclosure if a registrant enters into “a material definitive agreement not made in the ordinary course of business”.  Item 601(b)(2) and Item 601(b)(10) require companies to file as an exhibit each “material plan of acquisition” or “contract not made in the ordinary course of business which is material to the registrant,” respectively.  In each case, we concluded that the agreement for the McKesson specialty pharmacy acquisition was not a material agreement.  Accordingly, we have not filed the agreement or otherwise disclosed its terms in our filings.

The same facts that support our analysis that the McKesson specialty pharmacy acquisition did not involve a significant amount of assets also support the conclusion that the acquisition agreement was not a material agreement.  As noted, the total acquisition consideration in this transaction was substantially less than 5% of our total consolidated assets and the business’s loss was immaterial compared to our $3.4 billion income from continuing operations before income taxes for the year ended August 31, 2008.

Based on the foregoing facts, we concluded that the acquisition agreement was not material under Item 1.01 of Form 8-K or Items 601(b)(2) or 601(b)(10) of Regulation S-K.

*           *           *           *           *

As requested, we also acknowledge the following:

•	Walgreen Co. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Walgreen Co. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your comments.  If you have any questions or would like to discuss this matter further, please contact us.

Sincerely,

/s/ Wade D. Miquelon
Senior Vice President and Chief Financial Officer
Walgreen Co.